FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 8, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

CNPJ-MF 01.838.723/0001-27

Public Held Company

MATERIAL FACT

 The management of BRF – Brasil Foods S.A. (“BRF” or “Company”) hereby informs the public, within the terms of Instruction No.  358/02 and § 4 of art. 157 of Law No. 6.404/76 of the Brazilian Securities and Exchange Commission (CVM), that the process related to the merger between Perdigão and Sadia, which led to the creation of BRF Brasil Foods, started to be decided at an ordinary session of the Administrative Council for Economic Defense (CADE), held today (8/6) in Brasília.

The counselor in charge for the process expressed his vote by not approving the transaction. Immediately after the vote of the counselor, who requested a further review of the process. As a result, the final decision is postponed until a new date for the continuation of the session is defined by the counselor who requested the further review.

Therefore, there is no final decision up to this moment in the administrative sphere of CADE, with four more counselors still to express their formal vote. BRF will maintain the market informed about new developments on this matter.

São Paulo, June 8, 2011.

Leopoldo Viriato Saboya

Chief Financial, Administrative and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 8, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director